Exhibit 12.01

Entergy Corporation and Subsidiaries
Computation of Ratios of Earnings to Fixed Charges

	For the Six Months Ended		For the Twelve Months Ended
	June 30,		December 31,
	2013	2012	2012	2011	2010	2009	2008

Fixed charges, as defined:
Interest on long-term debt	284,900	270,603	550,425	$520,257	$558,475	$520,716	$500,898
Other interest	24,018	25,758	56,171	31,264	51,663	82,963	133,290
Capitalized interest	8,022	8,965	17,417	14,528	18,066	13,153	10,433
Total Interest Charges	$316,940	$305,326	$624,013	$566,049	$628,204	$616,832	$644,621
Interest applicable to rentals	11,524	12,939	24,115	26,684	28,664	43,000	35,673
Dividends on preferred stock of consolidated subsidiaries	16,177	17,171	35,379	34,262	32,663	34,975	42,507

Total fixed charges, as defined	$344,641	$335,436	$683,507	$626,995	$689,531	$694,807	$722,801

Earnings, as defined:

Income From Continuing Operations	$325,123	$213,318	$846,673	$1,346,439	$1,250,242	$1,231,092	$1,220,566
Add:
Provision for income taxes	189,648	(122,363)	30,855	286,263	617,239	632,740	602,998
Fixed charges as above, less dividends on preferred stock of consolidated subsidiaries
and capitalized interest	320,442	309,300	630,711	578,205	638,802	646,679	669,861
Less:
Equity in earnings (loss) of unconsolidated equity affiliates	-	-	-	-	-	(7,793)	(11,684)

Total earnings, as defined	$835,213	$400,255	$1,508,239	$2,210,907	$2,506,283	$2,518,304	$2,505,109

Ratio of earnings to fixed charges, as defined	2.42	1.19	2.21	3.53	3.63	3.62	3.47